Exhibit 21
Subsidiaries of TomoTherapy Incorporated

Company	Jurisdiction	Ownership
Chengdu Twin Peak Accelerator Technology Inc.	China	100.0%
Compact Particle Accelerator Corporation	Wisconsin	5.3%
TomoTherapy — Asia Pacific, Hong Kong Limited	Hong Kong	100.0%
TomoTherapy Europe GmbH	Switzerland	100.0%